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                                                                    Exhibit 23.2



                               CONSENT OF KPMG LLP

To the Board of Directors
Sanmina-SCI Corporation:


We consent to the incorporation by reference in this registration statement on Form S-8 of our report dated October 28, 2002, except as to Note 13, as to which the date is March 19, 2003, with respect to the consolidated balance sheet of Sanmina-SCI Corporation as of September 28, 2002, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for the year ended September 28, 2002, which report appears in the September 28, 2002 Annual Report on Form 10-K of Sanmina-SCI Corporation. Our report dated October 28, 2002, except as to Note 13, as to which the date is March 19, 2003, contains an explanatory paragraph describing the Company's change in accounting for goodwill and other intangible assets.

KPMG LLP

Mountain View, California
April 18, 2003